

Erik Poldroo · 3rd

Co-Founder at The Zone | Sr. Partnership Manager at DynAdmic

New York, New York, United States · Contact info

500+ connections

The Zone

Concordia College-New York

Experience

Co-Founder
The Zone
Jun 2018 - Present · 3 yrs 9 mos
Greater New York City Area

An innovative approach to athlete well-being.
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FINANCIAL ADVISOR IQ

Senior Manager, Demand Partnerships North America
DynAdmic
May 2019 - Present · 2 yrs 10 mos
Greater New York City Area

DynAdmic uses a proprietary content-recognition technology to help provide highly targeted digital video campaigns for some of the world's leading brands.

Vice President of Sales
Paulson Investment Company, LLC
Mar 2018 - May 2019 · 1 yr 3 mos
Greater New York City Area

A boutique investment bank focusing on small to mid-cap companies within the biotech, medical device, and consumer goods sectors.

Talent Marketing
TLA Worldwide
2016 - 2017 · 1 yr
Greater New York City Area

A talent representation agency with experience in talent management, sports events, and consultancy. Clients include individuals within the: MLB, NBA, NFL & Broadcasting.

Professional Baseball Player
Trinidad Triggers Baseball Club
2016 · Less than a year
Trinidad Colorado

Professional Baseball Player in The Pecos Baseball League (Independent)